

Micah Silvey · 3rd

Vice President, LEED Certification at Green Business Certification, Inc.

Santa Cruz, California · 500+ connections · **Contact info**

 **Green Business Certification, Inc.**
The University of Bri Columbia

Experience

 **Green Business Certification, Inc.**
10 yrs

 **Vice President, LEED Certification**
Full-time
Jan 2020 – Present · 6 mos

Oversee and manage GBCI's global LEED certification activities

Director, Certification
Jul 2010 – Jan 2020 · 9 yrs 7 mos

LEED certification delivery and roll-out of new certification programs

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 **Manager, LEED® Implementation**
U.S. Green Building Council
Jun 2008 – Jul 2010 · 2 yrs 2 mos

Development of LEED rating systems and associated tools and programs

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Project Engineer
AECOM

Apr 2007 – Jun 2008 · 1 yr 3 mos

Superfund remediation and infrastructure development



Project Engineer

ENGEO

Jan 2002 – Apr 2007 · 5 yrs 4 mos

Geotechnical and environmental solutions for mid-large scale residential and commercial developments



Field Services Engineer

Schlumberger

Jun 2000 – Jan 2002 · 1 yr 8 mos

Calgary, Alberta, Canada

Education



The University of British Columbia

BASc, Geological Engineering

2000 – 2005



University of Technology Sydney

MSc, Hydrogeology and Groundwater Management

2003 – 2003

Skills

Sustainability

Water

Environmental Awareness

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Recommendations

Received (0)   **Given (1)**





Stephen Benz, PE, LEED Fellow, SITES AP, Hon. ASLA

Retired!

July 21, 2010, Micah worked with Stephen but at different companies

Steve Benz was first a member of, then Chair of the Sustair
Site Technical Advisory Group, a USGBC LEED committee. I
involvement as the technical staff liaison to the committee r
that we had the opportunity to work together through for a
couple of years through some challenging issues, inc... See